UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period August 1, 2001 through September 30, 2001.


                                   Respectfully submitted,



                                   By:       /s/Alfred C. Bereche
                                             --------------------
                                             Alfred C. Bereche
                                             Senior Counsel

Dated: November 19, 2001

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                        QUARTER ENDED SEPTEMBER 30, 2001


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                     Average
                                                                                   Market Price             Average Issuance Price
                                                          Shares Issued          for the Quarter               for the Quarter
                                                          -------------          ---------------               ---------------
Employee Discount Stock Purchase Plan                         38,870                 $36.1250                       $32.5125
Employee Discount Stock Purchase Plan                          8,925                 $30.7500                       $27.6750
Reinvestment
Open Enrollment Plan                                          75,963                  32.2580                        32.2580
Open Enrollment Plan Reinvestment                            185,003                  30.7500                        30.7500
401k                                                         277,237                  31.9800                        31.9800
Employee Stock Options/Restricted Stock                            0                        0                              0
Total                                                        585,998                       --                             --

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer: A total of 55,000 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Compensation Plan.

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

                     Answer:

                                                                                  Incremental         Total
 Beneficiary                              Purpose                                   Amount            Amount             Terms
 -----------                              -------                                   ------            ------             -----
GEI                               Supports Gas Services                            ($732.00)         $2,558.00          12/31/04
Roy Kay                           Supports purchase of goods                       $5,000.00         $5,000.00          12/31/01
                                  between Roy Kay and various
                                  suppliers

           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer: None

           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer:  None

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer:  None

           (h)       The market-to-book ratio of KeySpan's common stock.

                     Answer: 1.60 to 1.00

           (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer:  None

           (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer: None

           (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

KeySpan Commercial Paper Issuances

                                                    Outstanding at                                 Average
                        Aggregate Monthly              Month End              Average             Maturity
                         Issuance $(000)                ($000)                 Yield              (# days)
                         ---------------                ------                 -----              --------
July                         881,610                    837,165                3.88%                44.1
August                      1,230,730                   900,766                3.74%                51.8
September                   1,169,150                   889,950                3.41%                44.1

           (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer: None

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: KeySpan's consolidated balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the quarter.

           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                                                                                                         APPENDIX A
                                                                                                                         ----------

Capital Structure at 9/30/01
----------------------------

                                                        Consolidated                                           Essex Gas
                                                                        Percent of                                        Percent of
                                            Thousands of Dollars           Total                 Thousands of Dollars        Total
                                         --------------------------------------           -----------------------------------------
Common Stock                                          2,997,038           38.38%                           41,399            23.64%
Retained Earnings                                       474,199            6.07%                            1,422             0.81%
Other Comprehensive Income                               30,740            0.39%                                -             0.00%
Treasury Stock                                        (580,533)          (7.43)%                                -             0.00%
                                         ---------------------------------------          -----------------------------------------
Total Common Equity                                   2,921,444           37.41%                           42,821            24.46%
Preferred Stock                                          84,077            1.08%                                -             0.00%
Long-term Debt                                        4,803,199           61.51%                           18,278            10.44%
Intercompany Long term Debt                                   -            0.00%                          114,000            65.11%
                                         ---------------------------------------          -----------------------------------------
Total Capitalization                                  7,808,720          100.00%                          175,099           100.00%
                                         =======================================          =========================================

                                                             Colonial Gas                                      Boston Gas
                                                                        Percent of                                        Percent of
                                            Thousands of Dollars           Total                 Thousands of Dollars       Total
                                         ---------------------------------------          -----------------------------------------
Common Stock                                            253,558           43.83%                          375,794            30.09%
Retained Earnings                                         4,326            0.75%                         (15,886)            -1.27%
Other Comprehensive Income                                    -            0.00%                                -             0.00%
Treasury Stock                                                -            0.00%                                -             0.00%
                                         ---------------------------------------          -----------------------------------------
Total Common Equity                                     257,884           44.58%                          359,908            28.82%
Preferred Stock                                               -            0.00%                           15,284             1.22%
Long-term Debt                                          120,621           20.85%                          223,659            17.91%
Intercompany Long term Debt                             200,000           34.57%                          650,000            52.05%
                                         ---------------------------------------          -----------------------------------------
Total Capitalization                                    578,505          100.00%                        1,248,851           100.00%
                                         =======================================          =========================================

                                                            Genco                                           EnergyNorth Gas
                                                                        Percent of                                        Percent of
                                            Thousands of Dollars           Total                 Thousands of Dollars        Total
                                         ---------------------------------------          -----------------------------------------
Common Stock                                            192,064           36.11%                          113,095            48.56%
Retained Earnings                                        19,817            3.73%                          (1,009)            -0.43%
Other Comprehensive Income                                    -            0.00%                                -             0.00%
Treasury Stock                                                -            0.00%                                -             0.00%
                                         ---------------------------------------          -----------------------------------------
Total Common Equity                                     211,811           39.84%                          112,086            48.13%
Preferred Stock                                               -            0.00%                                -             0.00%
Long-term Debt                                           41,125            7.73%                           40,791            17.52%
Intercompany Long term Debt                             278,866           52.43%                           80,000            34.35%
                                         ---------------------------------------          -----------------------------------------
Total Capitalization                                    531,872          100.00%                          232,877           100.00%
                                         =======================================          =========================================

                                              KeySpan Energy Delivery New York                   KeySpan Energy Delivery Long Island
                                                                        Percent of                                        Percent of
                                            Thousands of Dollars           Total                 Thousands of Dollars        Total
                                         ---------------------------------------          -----------------------------------------
Common Stock                                            467,767           28.69%                          532,862            41.37%
Retained Earnings                                       514,067           31.53%                           54,262             4.21%
Other Comprehensive Income                                    -            0.00%                                -             0.00%
Treasury Stock                                                -            0.00%                                -             0.00%
                                         ---------------------------------------          -----------------------------------------
Total Common Equity                                     981,834           60.22%                          587,124            45.58%
Preferred Stock                                               -            0.00%                                -             0.00%
Long-term Debt                                          648,629           39.78%                          525,000            40.76%
Intercompany Long term Debt                                   -            0.00%                          175,904            13.66%
                                         ---------------------------------------          -----------------------------------------
Total Capitalization                                  1,630,463          100.00%                        1,288,028           100.00%
                                         =======================================          =========================================

                                                                                                                         APPENDIX B
                                                                                                                         ----------


Retained Earnings Analysis - for the period July 1, 2001 through September 30, 2001
-----------------------------------------------------------------------------------

                                                                                     KeySpan Energy              KeySpan Energy
                                                     Consolidated                   Delivery New York            Delivery Long
                                                                                                                    Island

                                                             Thousands of                     Thousands of             Thousands of
                                                                  Dollars                          Dollars                  Dollars
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 6/30/01                                      572,957                          511,574                   64,249
Gross Earnings                                                   (11,431)                            2,493                  (9,987)
Goodwill Amortizations                                           (23,734)                                -                        -
Common Dividends                                                 (62,120)                                -                        -
Preferred Dividends                                               (1,473)                                -                        -
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 9/30/01                                      474,199                          514,067                   54,262
                                            =============================   ==============================  =======================



                                                   EnergyNorth Gas                    Boston Gas                   Essex Gas

                                                     Thousands of                             Thousands of             Thousands of
                                                       Dollars                                     Dollars                  Dollars
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 6/30/01                                        2,519                           11,063                    3,908
Gross Earnings                                                    (2,483)                         (21,853)                  (1,842)
Goodwill Amortizations                                            (1,045)                          (4,822)                    (644)
Common Dividends                                                        -                                -                        -
Preferred Dividends                                                     -                            (274)                        -
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 9/30/01                                      (1,009)                         (15,886)                    1,422
                                            =============================   ==============================  =======================



                                                   KeySpan Energy
                                                 Corporation Holding                     Genco                 EnergyNorth Inc.

                                                             Thousands of                     Thousands of             Thousands of
                                                                  Dollars                          Dollars                  Dollars
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 6/30/01                                     (89,160)                            9,242                    2,426
Gross Earnings                                                        (3)                           10,575                  (2,531)
Goodwill Amortizations                                                  -                                -                  (1,045)
Common Dividends                                                        -                                -                        -
Preferred Dividends                                                     -                                -                        -
                                            -----------------------------   ------------------------------  -----------------------
Retained Earnings at 9/30/01                                     (89,163)                           19,817                  (1,150)
                                            =============================   ==============================  =======================




                                                    Colonial Gas                      Eastern Inc.

                                                             Thousands of                     Thousands of
                                                                  Dollars                          Dollars
                                            -----------------------------   ------------------------------
Retained Earnings at 6/30/01                                       13,554                           29,148
Gross Earnings                                                    (6,985)                         (28,199)
Goodwill Amortizations                                            (2,243)                          (8,464)
Common Dividends                                                        -                                -
Preferred Dividends                                                     -                            (274)
                                            -----------------------------   ------------------------------
Retained Earnings at 9/30/01                                        4,326                          (7,789)
                                            =============================   ==============================


                                                                                                                         APPENDIX C
                                                                                                                         ----------


Investments in EWGs and FUCOs at 9/30/01
----------------------------------------

                                                                                                                   Percent of
                                                                           $ Thousands                           Total Equity
                                                                      ---------------------                -------------------------
Investment
       Ravenswood                                                                   120,549                                    4.13%
       Finsa                                                                          1,375                                    0.05%
       Phoenix                                                                       66,405                                    2.27%
                                                                      ---------------------                -------------------------
                                                                                    188,329                                    6.45%

       Synthetic Lease Ravenswood                                                   425,000                                   14.55%
                                                                                                           -------------------------
                                                                      ---------------------
       Total Current Investments                                                    613,329   A                               20.99%
                                                                      ---------------------


Consolidated Retained Earnings                                                      474,199   B

Total Equity                                                                      2,921,444   C


Percentages
       Current Investments to Retained Earnings                                     129.34% A/B
       Current Investments to Total Equity                                           20.99% A/C
       Remaining Authorized Investment                                              120.66%
       Remaining Authorized Investment - Thousands of Dollars                       572,169